

January 15, 2010

Mr. Marc Juliar
President
Mondial Ventures, Inc
388 Richmond St W. Suite 916
Toronto, On M5V 3P1

      Re: Mondial Ventures, Inc
               Form 8-K Filed January 12, 2010
               File No. 0-51033

Dear Mr. Juliar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 12, 2010

1.   Please amend your filing to state whether the principal accountant's reports on the financial statements for December 31, 2006 as well as December 31, 2005 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. In this manner, we note your disclosure is limited to the principal accountant's report on the financial statements for December 31, 2006.   This disclosure should include the last two principal accountant's reports, not just the most recent report, which may cover two years of financial statements.

2.   Please amend your filing to state whether during the two years ended December 31, 2006 and December 31, 2005 and through the actual date of change there was any matter that was the subject of a disagreement. In this manner, we note your disclosure excludes the period ended December 31, 2005.

3.   Please include an updated Exhibit 16 letter from DMCL.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on this filing. Please contact Mark C. Shannon at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief